Mail Stop 6010

November 7, 2007

Michael D. Mangan
Chief Financial Officer
The Black & Decker Corporation
701 East Joppa Road
Towson, MD 21286

>   **Re: The Black & Decker Corporation**
>   **Annual Report on Form 10-K for the fiscal year ended December 31, 2006**
>   **File No. 333-03593**

Dear Mr. Mangan:

We have limited our review of your filing to those issues we have addressed in our comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part III. Item 11. Executive Compensation, page 66

1.   We note your disclosure under "Long-Term Incentive Awards" beginning on page 22 of your proxy statement that payouts are made to your named executive officers under the Performance Equity Plan based on the achievement of earnings per share targets that were established in February 2005 and in February 2006. We also note after those EPS targets were established there was a significant reduction in the number of your outstanding shares of common stock as a result of your share repurchases. In your future filings, please discuss and analyze how the share repurchases factored into the Compensation Committee's determination as to whether the EPS targets initially established were met.

* * * * *

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax):   Charles E. Fenton, Esq.